UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) May 5, 2023

reAlpha Tech Corp.
(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017
(Full mailing address of principal executive offices)

(707) 732-5742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.001

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

Chief Marketing Officer Resignation

       On May 5, 2023, Christine Currie notified reAlpha Tech Corp. (the “Company”) of her decision to resign as Chief Marketing Officer of the Company, effective as of May 7, 2023. Ms. Currie’s resignation is not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company’s marketing team will temporarily report to Jorge Aldecoa, Chief Operating Officer of the Company, in accordance with the bylaws of the Company. At this time, the Company is deciding whether Ms. Currie’s successor or a different role will be needed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

(Exact name of issuer as specified in its charter):	reAlpha Tech Corp.

By (Signature and Title):	/s/ Michael Logozzo, Chief Financial Officer

Date:  May 10, 2023